UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34228

GENERAL MARITIME CORPORATION
(Exact name of registrant as specified in its charter)

299 Park Avenue, 2nd Floor, New York, New York 10171 (212) 763-5600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share Debt Securities Preferred Stock Guarantees Rights Warrants Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $.01 per share:  67
Warrants to purchase shares of Common Stock:  63

Pursuant to the requirements of the Securities Exchange Act of 1934, General Maritime Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 9, 2012
GENERAL MARITIME CORPORATION

By:	/s/ Leonard J. Vrondissis
Name:	Leonard J. Vrondissis
Title:	Executive Vice President, Treasurer and Secretary